JG



16021658

SEC
Mail Processing
Section
JUL 25 2016
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-45185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2015 (MM/DD/YY) AND ENDING APRIL 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CENTAURUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. KATELLA AVE., STE. 200
(No. and Street)

ANAHEIM	CALIFORNIA	92806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHERI J. LEJMAN, CFO/FINOP 714-456-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
(Name – *if individual, state last, first, middle name*)

4100 NEWPORT PLACE DRIVE, STE. 600	NEWPORT BEACH	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHERI J. LEJMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTAURUS FINANCIAL, INC., as of APRIL 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


RENEE R. WHITE
Commission # 2061537
Notary Public - California
Orange County
My Comm. Expires Mar 17, 2018

Signature

CFO/Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2016

ASSETS		
Cash and cash equivalents	$	19,891,152
Commissions receivable		2,857,348
Receivables from broker-dealers and clearing organizations		867,110
Prepaid expenses and other assets		4,119,165
Due from affiliates		289,806
Investment securities, at fair value		843,089
Investment securities, held-to-maturity		379,047
Property and equipment - net		1,615,015
Prepaid income taxes		675,830
Deferred tax asset		1,370,000
Deposits with clearing organizations		100,000
TOTAL ASSETS	$	33,007,562
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	5,630,039
Accounts payable and other liabilities		8,012,882
Deferred revenue		1,845,185
Deferred tax liability		118,000
Note payable - bank		570,352
TOTAL LIABILITIES		16,176,458
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
STOCKHOLDERS' EQUITY		
Common stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding		544,861
Notes receivable from related party		(4,786,237)
Retained earnings		21,072,480
TOTAL STOCKHOLDERS' EQUITY		16,831,104
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	33,007,562

The accompanying notes are an integral part of the financial statement.